

March 11, 2015

Mr. Mark L. Kleifges
Chief Financial Officer
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

Re: **Hospitality Properties Trust**
Preliminary Proxy Statement on Schedule 14A
Filed March 2, 2015
File No. 001-11527

Dear Mr. Kleifges:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We understand that you intend to amend your preliminary proxy statement to include disclosure regarding the planned solicitation by Unite Here. Please ensure that you describe the nature of the proposal that they intend to be the subject of their solicitation, namely, to opt out of Maryland's unsolicited takeover act and to require approval by shareholders before opting back in. Please also disclose that Unite Here intends to run a campaign to withhold votes with respect to all directors.

2.   We understand that your proxies intend to use discretionary authority to vote against any Unite Here proposals. Please provide an analysis as to the applicability of Rule 14a-4(c)(1) and (2) and how those provisions interrelate with Rule 14a-4(c)(6).

Please ensure that you address whether you believe 14a-4(c)(6) to be applicable in view of the procedural developments in the Rule 14a-8 proposal by Unite Here.

3.   Given that your proxy solicitation regarding the election of trustees now appears to be contested, please ensure that you have provided all information required by Items 4(b) and 5(b) of Schedule 14A, or provide an analysis as to why you believe that this information is not required.

2015 Nominees for Trustee, page 18

4.   We note disclosure that, if either nominee should become unable or unwilling to serve, proxies may be voted for the election of a substitute nominee designated by the Board. Please conform this to the standard appearing in Rule 14a-4(c)(5).

Advisory Vote Regarding Executive Compensation, page 58

5.   Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Margaret R. Cohen, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP